UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-41635

Lavoro Limited

(Exact name of registrant as specified in its charter)

Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401

São Paulo - SP, 04548-005, Brazil

+55 (11) 4280-0709
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary shares, par value $0.001 per share

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 73.

Pursuant to the requirements of the Securities Exchange Act of 1934, Lavoro Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 6, 2026	Lavoro Limited

		By:	/s/ Julian Garrido Del Val Neto
		Name:	Julian Garrido Del Val Neto
		Title:	Chief Financial Officer